SPECIAL INVITATION

Follow our conference call:
3rd Quarter of 2012 Earnings Results

Itaú Unibanco Holding S.A. (BM&FBovespa: ITUB4 and ITUB3; NYSE: ITUB and BCBA:ITUB4) is pleased to invite you to participate in our conference calls about the 3rd quarter of 2012 earnings results.
The live webcast will be available at www.itau-unibanco.com/ir

Save the date: October 24, 2012
Access Code:  Itau Unibanco
Portuguese:	English:
● 08:00 AM (EST)	● 09:30 AM (EST)
● 10:00 AM (Brasília time)	● 11:30 AM (Brasília time)
(55-11) 4688-6361 (55-11) 4706-0951	Toll-free from the US: (1-866) 262-4553 In Brazil: (55-11) 4688-6361 (55-11) 4706-0951 Other countries: (1-412) 317-6029

Presentation:

Alfredo Egydio Setubal
Executive Vice President and IRO

Sérgio Ribeiro da Costa Werlang
Executive Vice President of Risk Control and Finance

Caio Ibrahim David
CFO (Chief Financial Officer)

Rogério Calderón
Corporate Controller & Head of Investor Relations

The live webcast will be available at www.itau-unibanco.com/ir. The conference calls will also be archived in audio format on the same website. To access an audio replay of the conference calls, which will be available until October 30, 2012, dial (55 11) 4688-6312. Access codes: 1951197# (call in Portuguese) and 8273148# (call in English). The slide presentation will be available for viewing and downloading on Wednesday morning. If you have any questions, please contact Mr. Thiago Silva at FIRB-Financial Investor Relations Brasil, at (55 11) 3500-5580 or thiago.silva@firb.com.